Points International Reports Third Quarter 2021 Results

- Revenue Increased 132% Year-Over-Year -

- Gross Profit Increased 117% Year-Over-Year, Represents Fourth Sequential Quarter of Growth -

- Continued Execution on Pipeline Further Expands Footprint by Geographies and Verticals -

TORONTO - November 10, 2021 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company),  the global leader in powering loyalty commerce, is reporting financial results for the third quarter ended
September 30, 2021.

Unless otherwise noted, all amounts are in USD. The complete third quarter Condensed Consolidated Interim Financial Statements and Management's Discussion & Analysis are available at www.sedar.com and www.sec.gov.

"We continued to generate year-over-year revenue and profitability improvements during the third quarter, aided by sustained recovery tailwinds across the travel and hospitality industries," said Rob MacLean, CEO of Points. "Transaction levels generated from our marketing efforts as well as our 'baseline' activity more associated with near-term travel, continued to show significant improvement over last year. Importantly, we drove our fourth sequential quarter of gross profit growth. Though delta variant concerns briefly impacted our performance late in the quarter, these impacts have since subsided and appear to have been more of a temporary headwind. While we continue to monitor recovery trends closely, we believe we are well-positioned to continue executing on our growth drivers and our robust pipeline opportunities."

"During the third quarter, we meaningfully expanded several North American and international partnerships, demonstrating continued execution on our core growth drivers. On a product level, we continued to gain traction with our new subscription and Accelerate Anything services, both of which grant program members greater non-travel optionality for how they earn their miles. Based on our successful business development activity over the last 18 months, we are emerging from the pandemic with a larger product and partner base in market, and I am extremely proud of our ability to both support our existing partners and progress on business development around the globe."

MacLean concluded: "As we emerge from last year's pandemic-related impacts, we believe we are seeing a marked change in the posture and objectives of our loyalty program partners, who recognize the strength of their business and are looking to drive significant growth in the future. Looking further ahead and evaluating our position within the loyalty industry, the new and more aggressive posture from our loyalty program partners gives us confidence in the long term growth potential of our business. While the pandemic has temporarily delayed the execution of our financial objectives in the near term, we believe the growth targets we provided before the pandemic remain achievable, and we continue to evaluate the timing of these targets as the travel recovery continues to take shape. We will work to continue executing on our strategic growth drivers and building upon the strong operational foundation we have maintained across our organization."

Third Quarter 2021 Financial Highlights

	For the three months ended
(in millions USD)	September 30, 2021	June 30, 2021	September 30, 2020
Total Revenue	$86.9	$103.0	$37.4
Gross Profit	$12.4	$12.3	$5.7
Total Operating Expenses	$13.5	$11.6	$9.0
Net Income/(Loss)	$(1.2)	$0.5	($2.5)
Adjusted EBITDA[1]	$2.0	$3.4	$(1.1)
  Total revenue in the third quarter of 2021 increased 132% compared to the prior year quarter, reflecting sustained performance improvements and continued recovery from COVID-19-related impacts that were more significant in the prior year quarter. On a sequential basis, total revenue decreased compared to the second quarter of 2021, primarily due to the relative mix of partner and product sales during the third quarter relative to the second quarter.
  Gross profit in the third quarter of 2021 increased 117% compared to the prior year quarter. The year-over-year increase was largely driven by the aforementioned performance improvements and continued recovery from COVID-19 related impacts. Gross profit increased 1% relative to the second quarter of 2021.
  Operating expenses in the third quarter of 2021 increased both sequentially and year-over-year. During the second quarter of 2021, the Company ceased participation in the Canada Emergency Wage Subsidy program, which previously helped offset operating expenses in both the prior year quarter and the second quarter of 2021. The sequential and year-over-year increase was also driven by the continued easing of certain spending restrictions implemented at the outset of the pandemic, including the impact of resources added throughout 2021 that are focused on growth.
  Total funds available, which is defined as the sum of cash and cash equivalents, cash held in trust and funds receivable from payment processors, at the end of the third quarter increased to $93.1 million compared to $79.1 million at the end of 2020. The increase primarily reflects the proceeds from the bought deal financing the Company completed in the first quarter of 2021, as well as the aforementioned strong sales activity, partially offset by the repayment of $15.0 million on our senior secured credit facility in the first quarter of 2021.

Recent Operational Highlights

New Partnerships

  Announced a new multi-service and multi-year partnership with Eva Air's Infinity MileageLands program, representing the Company's most comprehensive partnership with an APAC carrier to date. The initial services are expected to be launched in the fourth quarter of 2021.

Expanded Partnerships

  In November, we expanded the reach of the Buy service with the Marriott Bonvoy program. Points now powers Marriott's buy activity in the redemption flow, moving the existing top up channel onto Points' loyalty commerce platform.

_____________________
1 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs, share-based compensation expense and impairment charges) is considered by management to be a useful supplemental measure when assessing financial performance. Management also believes that Adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure. See Non-GAAP Financial Measures section of Management's Discussion and Analysis.

  Since July, launched three additional deployments of the new Accelerate Anything service with Etihad Airways, Air Canada, and Copa Airlines. There are now six loyalty program partners taking advantage of this new capability.
  Further expanded the number of exchange opportunities across the platform during the third quarter and just after the quarter end:
  Added Air Canada's Aeroplan program as an exchange option with both the Chase Ultimate Rewards program and the Choice Privileges program;
  Added Air France-KLM's Flying Blue program, the World of Hyatt, and IHG Rewards as exchange options with Bilt Rewards, a new partnership launched during the second quarter of 2021; and
  Enabled the Choice Privileges program as an exchange option for Citi Thankyou Rewards program members

Corporate Amalgamation

In order to optimize the Company's corporate tax structure and minimize future income tax, the Company will be completing an amalgamation with its wholly-owned subsidiary, Points.com Inc., which will be effective January 1, 2022. As part of this amalgamation process, the name of the public company legal entity will change from Points International Ltd. to Points.com Inc.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its third quarter 2021 results, followed by a question-and-answer session.

Date: Wednesday, November 10, 2021
Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-800-772-0358
International dial-in number: 1-212-231-2900
Conference ID: 21998769

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

The conference call will be broadcast live and available for replay here and via the Events section of Points International's IR site here.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through November 24, 2021.

Toll-free dial-in number: 1-844-512-2921
International dial-in number: 1-412-317-6671
Conference ID: 21998769

About Points International Ltd.

Points, (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to: cost saving measures that have been implemented and our capitalization), our financial performance, our growth strategies, our business pipeline and ability to sign and launch new loyalty program partnerships, and our beliefs on the long-term sustainability of the loyalty industry, the role of the loyalty industry in the recovery of the travel industry, the competitive environment in which we operate, the recovery of the broader travel and hospitality industries, other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large partners for a significant portion of our total revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions that we market to loyalty program partners and (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis ("MD&A"), and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov. The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Refer to "Non-GAAP Financial Measures" section of the Company's Q3 2021 MD&A for reconciliation to, and description of the Company's non-GAAP financial measures.

Investor Relations Contact

Cody Slach and Jackie Keshner
Gateway Investor Relations
1-949-574-3860
IR@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Net Loss to Adjusted EBITDA [1]

Expressed in thousands of United States dollars

	For the three months ended
	September 30, 2021	September 30, 2020

Net loss	$(1,236)	$(2,467)
Income tax recovery	(95)	(863)
Finance costs	77	223
Depreciation and amortization	1,053	1,173
Foreign exchange loss (gain)	174	(178)
Share-based compensation expense	1,640	987
Impairment charges	428	-
Adjusted EBITDA [1]	$2,041	$(1,125)

[1] Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, share-based compensation expense, foreign exchange and impairment charges. Management believes that adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.

Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at	September 30, 2021	December 31, 2020

ASSETS
Current assets
Cash and cash equivalents	$85,193	$73,070
Cash held in trust	2,151	280
Funds receivable from payment processors	5,735	5,795
Accounts receivable	12,381	3,559
Prepaid taxes	190	1,760
Prepaid expenses and other assets	4,527	3,075
Total current assets	$110,177	$87,539

Non-current assets
Property and equipment	1,164	1,529
Right-of-use assets	1,220	1,862
Intangible assets	10,720	12,130
Goodwill	5,681	5,681
Deferred tax assets	4,089	3,087
Other assets	67	202
Total non-current assets	$22,941	$24,491
Total assets	$133,118	$112,030

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$9,545	$5,766
Income taxes payable	1,588	489
Payable to loyalty program partners	63,318	50,629
Current portion of lease liabilities	1,142	1,156
Current portion of other liabilities	976	847
Current portion of long term debt	-	3,500
Total current liabilities	$76,569	$62,387

Non-current liabilities
Long term debt	-	11,500
Lease liabilities	310	1,136
Other liabilities	36	57
Deferred tax liabilities	1,058	1,731
Total non-current liabilities	$1,404	$14,424
Total liabilities	$77,973	$76,811

SHAREHOLDERS’ EQUITY
Share capital	70,967	49,251
Contributed surplus	2,569	1,795
Accumulated other comprehensive (loss) income	(65)	623
Accumulated deficit	(18,326)	(16,450)
Total shareholders’ equity	$55,145	$35,219
Total liabilities and shareholders’ equity	$133,118	$112,030

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020[2]	2021	2020[2]

REVENUE
Principal revenue	$79,885	$33,977	$237,073	$145,648
Other partner revenue	6,981	3,472	17,827	15,381
Total Revenue	$86,866	$37,449	$254,900	$161,029
Direct cost of revenue	74,478	31,745	221,203	134,510
Gross Profit	$12,388	$5,704	$33,697	$26,519

OPERATING EXPENSES
Sales and marketing	4,559	2,969	12,389	10,300
Research and development	3,577	2,255	9,039	8,217
General and administrative	3,906	2,619	9,980	8,149
Depreciation and amortization	1,053	1,173	3,507	3,681
Impairment charges	428	-	428	1,798
Total Operating Expenses	$13,523	$9,016	$35,343	$32,145

Foreign exchange loss (gain)	174	(178)	485	(296)
Finance and other income	(55)	(27)	(174)	(273)
Finance costs	77	223	284	591

LOSS BEFORE INCOME TAXES	$(1,331)	$(3,330)	$(2,241)	$(5,648)

Income tax recovery	(95)	(863)	(365)	(974)
NET LOSS	$(1,236)	$(2,467)	$(1,876)	$(4,674)

OTHER COMPREHENSIVE (LOSS) INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized (loss) gain on foreign exchange derivatives designated as cash flow hedges	(454)	242	64	(724)
Income tax effect	120	(64)	(17)	192
Reclassification to net income of (gain) loss on foreign exchange derivatives designated as cash flow hedges	(261)	79	(987)	438
Income tax effect	70	(21)	262	(116)
Foreign currency translation adjustment	(15)	(8)	(10)	(3)
Other comprehensive (loss) income for the period, net of income tax	$(540)	$228	$(688)	$(213)
TOTAL COMPREHENSIVE LOSS	$(1,776)	$(2,239)	$(2,564)	$(4,887)

LOSS PER SHARE
Basic loss per share	$(0.08)	$(0.19)	$(0.13)	$(0.35)
Diluted loss per share	$(0.08)	$(0.19)	$(0.13)	$(0.35)

[2] Prior period comparatives had been reclassified to conform with current year presentation.

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

			Attributable to shareholders of the Company
Expressed in thousands of United States dollars except number of shares| (Unaudited)	Share Capital		Contributed Surplus	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity
	Number of Shares	Amount

Balance at December 31, 2020	13,227,407	$49,251	$1,795	$623	$(16,450)	$35,219
Net loss	-	-	-	-	(1,876)	(1,876)
Other comprehensive loss, net of tax	-	-	-	(688)	-	(688)
Total comprehensive loss	-	-	-	(688)	(1,876)	(2,564)
Effect of share-based compensation expense	-	-	4,159	-	-	4,159
Share issuances – options exercised	27,875	259	(72)	-	-	187
Settlement of RSUs	-	908	(3,313)	-	-	(2,405)
Shares purchased and held in trust	-	(2,726)	-	-	-	(2,726)
Shares issued, net of issuance costs	1,687,510	23,275	-	-	-	23,275
Balance at September 30, 2021	14,942,792	$70,967	$2,569	$(65)	$(18,326)	$55,145

Balance at December 31, 2019	13,241,516	$45,799	$-	$184	$(6,791)	$39,192
Net loss	-	-	-	-	(4,674)	(4,674)
Other comprehensive loss, net of tax	-	-	-	(213)	-	(213)
Total comprehensive loss	-	-	-	(213)	(4,674)	(4,887)
Effect of share-based compensation expense	-	-	2,653	-	-	2,653
Share issuances – options exercised	53,374	483	(416)	-	-	67
Settlement of RSUs	-	3,063	(4,245)	-	-	(1,182)
Shares repurchased and cancelled	(67,483)	(238)	(804)	-	-	(1,042)
Reclassification within equity[3]	-	-	4,302	-	(4,302)	-
Balance at September 30, 2020	13,227,407	$49,107	$1,490	$(29)	$(15,767)	$34,801

[3] The Corporation has adopted a policy that when contributed surplus is in debit balance, the amount is reclassified to accumulated deficit for financial statement presentation purposes.

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars (Unaudited)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

Cash flows from operating activities
Net loss for the period	$(1,236)	$(2,467)	$(1,876)	$(4,674)
Adjustments for:
Depreciation and amortization	1,053	1,173	3,507	3,681
Unrealized foreign exchange (gain) loss	(372)	800	(327)	(66)
Share-based compensation expense	1,640	987	4,159	2,653
Finance costs	77	223	284	591
Deferred income tax recovery	(137)	(448)	(1,430)	(572)
Impairment charges	428	-	428	1,798
Derivative contracts designated as cash flow hedges	(715)	322	(923)	(285)
Changes in cash held in trust	(178)	(144)	(1,871)	1,894
Changes in non-cash balances related to operations	1,627	(28,157)	9,203	(35,268)
Interest paid	(77)	(233)	(321)	(551)
Net cash provided by (used in) operating activities	$2,110	$(27,944)	$10,833	$(30,799)

Cash flows from investing activities
Acquisition of property and equipment	(262)	(21)	(718)	(349)
Additions to intangible assets	(164)	(547)	(717)	(1,663)
Net cash used in investing activities	$(426)	$(568)	$(1,435)	$(2,012)

Cash flows from financing activities
Net proceeds from issuance of share capital	-	-	23,275	-
Proceeds from long term debt	-	-	-	40,000
Repayment of long term debt	-	(5,000)	(15,000)	(10,000)
Payment of lease liabilities	(301)	(314)	(936)	(951)
Proceeds from exercise of share options	15	-	187	67
Shares repurchased and cancelled	-	-	-	(1,042)
Purchase of shares held in trust	(2,273)	-	(2,726)	-
Taxes paid on net settlement of RSUs	(104)	(2)	(2,405)	(1,182)
Net cash (used in) provided by financing activities	$(2,663)	$(5,316)	$2,395	$26,892

Effect of exchange rate fluctuations on cash held	317	(747)	330	(30)

Net (decrease) increase in cash and cash equivalents	$(662)	$(34,575)	$12,123	$(5,949)
Cash and cash equivalents at beginning of the period	$85,855	$98,591	$73,070	$69,965
Cash and cash equivalents at end of the period	$85,193	$64,016	$85,193	$64,016

Interest Received	$37	$35	$89	$335
Taxes received	$1,411	$-	$1,766	$-
Taxes Paid	$(55)	$(9)	$(134)	$(1,851)

Amounts received for interest and taxes paid and received were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.